NORTON ROSE FULBRIGHT

Barristers & Solicitors / Patent & Trade-mark Agents

Norton Rose Fulbright Canada LLP
45 O'Connor Street, Suite 1500
Ottawa, Ontario K1P 1A4 CANADA

F: +1 613.230.5459
nortonrosefulbright.com

April 17, 2017

Novea Capital Inc
900 Greenbank Rd Suite 533
Ottawa
K2J 1S8

Dear Sirs/Mesdames:

RE: Non-resident Funding Portal

1   SCOPE OF OPINION

Introduction

We represent Novea Capital Inc. (the "**Client**"). We have been advised that the Client is making an application to the United States Securities and Exchange Commission ("**SEC**") of the United States of America (the "**US**") as a non-resident funding portal under the Securities Exchange Act of 1934.

We have also been advised that pursuant to rule 400(f) of Regulation Crowdfunding the Client requires an opinion of counsel in relation to the matters detailed below, and have been instructed to provide this opinion on:

(a)   whether the Client can, as a matter of Ontario and Canadian law, provide the SEC and any registered US national securities association of which the Client becomes a member with prompt access to the books and records of the Client; and

(b)   whether the Client can, as a matter of Ontario and Canadian law, submit to onsite inspection and examination by the SEC and any registered US national securities association of which the Client becomes a member.

Examination of Documents

We have examined originals or copies, certified or otherwise identified to our satisfaction, of such public records, certificates of public officials and other documents and records and have made such searches and investigations as we considered necessary or relevant for purposes of the opinions expressed below.

Assumptions

We have been advised and will assume for the purposes of this opinion that the following are correct:

(a)   The Client is federally incorporated in Canada under the *Canada Business Corporations Act* ("**CBCA**");

(b)   The Client's principal place of business is in Ottawa, Ontario;

(c)   The Client is registered to do business in Ontario;

CAN_DMS: \106632346\3

(d)   The Client's business shall be registered with the US SEC and the Financial Industry Regulatory Authority ("**FINRA**");

(e)   The Client's business involves raising capital for companies in the US and not in Canada. This business will be carried out via a website known as www.equifundCFP.com (the "**Website**");

(f)   Only US companies will raise funds via the Website;

(g)   The Client shall be a crowdfunding intermediary under US Regulation Crowdfunding; and

(h)   The Client meets the definition of a "nonresident funding portal" under the Securities Exchange Act of 1934, as amended.

Laws and Jurisdiction

The laws and principles applicable to the Client in Canada and the province of Ontario include the CBCA and the *Securities Act* (Ontario) (the "**Ontario Act**").

The term "**Securities Laws**" means the Ontario Act together with the published rules, regulations, rulings and orders made and forms prescribed thereunder, and together with all applicable policy statements, multilateral or national instruments and blanket orders and rulings issued or adopted by the Ontario Securities Commission (the "**OSC**").

In addition, information sharing arrangements exist that would assist the SEC in accessing information about the Client. The OSC acts in cooperation with other regulators, including frequently with the SEC, in regulatory and enforcement matters.

Section 153 of the Ontario Act states that "Despite the *Freedom of Information and Protection of Privacy Act*, the [Ontario Securities] Commission may provide information to and receive information from the following entities, both in Canada and elsewhere, and the information received by the [OSC] is exempt from disclosure under that Act if the [OSC] determines that the information should be maintained in confidence:

1. Other securities, derivatives or financial regulatory authorities. [...]

5. Governmental or regulatory authorities not mentioned in paragraphs 1 to 4."

There are two information sharing arrangements signed between the SEC and the OSC which would assist the SEC in accessing information about the Client. These two MOUs assist the SEC in securing the cooperation of the OSC according to established procedures and protocols, and thereby minimize challenges arising from oversight of the Client as a non-resident funding portal.

The first memorandum of understanding is dated 7 January 1988, and is between the SEC and the Ontario, Quebec, and British Columbia Securities Commissions ("**1988 MOU**"). The second memorandum of understanding is dated 10 June 2010, and is between the SEC and the Ontario and Quebec Securities Commissions ("**2010 MOU**").

The 1988 MOU provides that its purpose is for the "mutual cooperation in matters relating to the administration and enforcement of United States and Canadian securities laws."

Under the 1988 MOU, the SEC can make requests of the OSC for assistance. Article 2, Clause 2 provides that:

2. Assistance available pursuant to this [1988 MOU] includes, but is not limited to:

(a) providing access to information in the files of the requested Authority,

(b) taking the evidence of persons; and

(c) obtaining documents from persons.

Article 5 provides assistance with respect to taking or compelling a person's statement, or, where permissible, testimony statement, or, where permissible, testimony under oath, regarding the matters set forth in a request for assistance.

Where there is no legal authority to provide assistance, Article 2, Clause 3 states that the OSC will "use all reasonable efforts to obtain the necessary authorization to provide the assistance described in this" 1988 MOU.

The OSC may deny a request for assistance by the SEC where the request would require it to act in a manner that would violate its laws, where the request is not in accordance with the 1988 MOU, or on grounds of public interest.

The 1988 MOU at Article 6, Clause 1 states that the requesting Authority may only use the information provided for the purposes stated in the request.

The 2010 MOU does not alter the 1988 MOU, but instead expressly complements it. The purpose of the 2010 MOU is stated as expressing "willingness to cooperate with each other in the interest of fulfilling their respective regulatory mandates".

Pursuant to paragraph 16 of the 2010 MOU, the OSC may deny a request for assistance by the SEC where the request would require it to act in a manner that would violate its laws, where the request is not in accordance with the 2010 MOU, or on grounds of public interest.

Assistance available under the 2010 MOU includes, without limitation:

(i) providing information and documents held in the possession of the OSC (paragraph 21);

(ii) assistance with on-site visits (paragraph 22); and

(iii) obtaining information and documents regarding the matters set forth in a request for assistance (paragraph 23).

The OSC may deny a request for assistance by the SEC where the request would require it to act in a manner that would violate its laws, where the request is not in accordance with the 2010 MOU, or on grounds of public interest.

Our opinion is expressed only with respect to the laws of the Province of Ontario and the federal laws of Canada applicable in Ontario in effect on the date of this opinion, including the 1988 MOU and the 2010 MOU.

2 OPINION

Based upon and relying on the foregoing, we are of the opinion that:

1. Neither the CBCA nor Securities Laws prevents the Client from providing to the SEC and any registered US national securities association of which the Client becomes a member with access to the books and records of the Client.

2. Neither the CBCA nor Securities Laws prevents the Client from submitting to an onsite inspection and examination by the SEC and any registered US national securities association of which the Client becomes a member.

3 RELIANCE

This opinion is solely for the benefit of the persons to whom it is addressed and not for the benefit of any other person. It is rendered solely in connection with the transaction outlined above. It may not be used or relied upon by any such addressee for any other purpose or relied upon by any other person for any purpose whatsoever without our prior written consent.

Yours very truly,

Norton Rose Fulbright Canada LLP